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                             April 26, 2021

       Donald Allan, Jr.
       Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain, Connecticut 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Filed February 18,
2021
                                                            File No. 001-05224

       Dear Mr. Allan, Jr.:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       J. Capital Stock, page 93

   1. We note from page 94 that you remarketed your Series C Preferred Stock during 2020 resulting in proceeds
of $750 million. We further note that your assumption is the convertible preferred
stock will be settled in cash. In this regard, please tell us how you account for this
convertible preferred stock including the forward stock purchase contracts and the references to
GAAP that supports the basis for your conclusions.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Allan, Jr.
Stanley Black & Decker, Inc.
April 26, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameDonald Allan, Jr.                    Sincerely,
Comapany NameStanley Black & Decker, Inc.
                                                       Division of Corporation
Finance
April 26, 2021 Page 2                                  Office of Manufacturing
FirstName LastName